Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 2054
U.S.A.

October 5, 2006

Re:	Royal & Sun Alliance Insurance Group plc (“Royal & SunAlliance”)
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 6, 2006
File Number: 001-15146

Dear Mr. Rosenberg,

Thank you for your letter dated September 22, 2006, relating to your review of our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”).

As requested in your letter, the numbered paragraphs below correspond to the numbered comments set forth in your letter. For your convenience, we have reproduced each of the comments from your letter (in italics) immediately before our response. We will also ensure that this letter of response is filed on EDGAR under the form label CORRESP, as requested.

Item 18. Financial Statements

General

1.	The Securities and Exchange Commission Release No. 33-8567 "First-Time Application of International Financial Reporting Standards” permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. A company that prepares its financial statements under EU GAAP can qualify for the accommodation if it provides an audited reconciliation from IFRS as adopted by the EU to IFRS as published by the IASB. Please tell us explicitly whether your financial statements comply with IFRS as published by the IASB, if you have any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB, and why you believe your current disclosure qualifies you for this accommodation.

Our response:

We confirm that the accounting policies we have adopted in the financial statements also comply with IFRS as issued by the IASB. Consequently, we have no reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB and for that reason, we believe our current disclosure qualifies us for the accommodation under The Securities and Exchange Commission Release No. 33-8567.

We explicitly disclosed this on page ii of the Form 20-F for the fiscal year ended December 31, 2005, PRESENTATION OF INFORMATION, as follows:

“We publish consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘‘IFRS’’). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . The accounting policies that we have adopted in the financial statements also comply with IFRS as issued by the IASB.”

Consolidated Profit and Loss Account, page F-3

2.	Please explain to us why you did not classify the disposal of your subsidiaries including the sale of your Japanese business on February 28, 2005 and the sale of your specialty US Nonstandard Auto business, Viking Insurance Company of Wisconsin, on November 2, 2005 as discontinued operations. Please explain to us why these subsidiaries are not considered to be a component of an entity as defined by paragraph 31 and 32 of IFRS 5.

Our response:

As stated on page 16 of the Form 20-F for the fiscal year ended December 31, 2005, our operating segments have been defined based on the way we manage and run our business. The Group is divided into four regions: United Kingdom, International, Scandinavia and United States (which is closed to new business). Our Japanese and US Nonstandard Auto businesses were part of our International Segment and U.S. Segment, respectively.

IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, (IFRS 5) paragraph 31 states that: a component of an entity “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” Our Japanese and US Nonstandard Auto businesses were not major “Components” as defined in the Standard.

We set out below pertinent details of these businesses to illustrate that these operations were not major lines of business or major geographical areas of operations:

Japanese business

The assets and liabilities of the Japanese business were presented as assets held for sale in 2004 following approval by the Group’s management to sell and initiation of an active programme to locate a buyer. The net assets as at December 31, 2004 were £4 million (refer F-89). The disposal transaction was completed in February 2005.

US Nonstandard Auto business

The assets and liabilities of the US Nonstandard Auto business were removed from the balance sheet following the completion of its sale in November 2005. The net assets on the date of sale were £41 million.

Further, IFRS 5 paragraph 32 defines a discontinued operation as “a component of an entity that either has been disposed of, or is classified as held for sale, and

(a)	represents a separate major line of business or geographical area of operations,
(b)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or
(c)	is a subsidiary acquired exclusively with a view to resale.”

The aforementioned businesses did not represent a separate major line of business or geographical area of operations, nor were part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, nor were subsidiaries acquired exclusively with a view to resale. Therefore these businesses do not meet the definition of discontinued operations.

Insurance Contracts Liabilities, page F-46

3.	Please direct us to the disclosure required to comply with paragraphs 37(c), 37(d) and 39(c)(i) of IFRS 4. These disclosures relate to determining the assumptions that have the greatest effect on the amounts recognized in the financial statements, the effect of changes in assumptions used to measure insurance assets and liabilities, and the sensitivity of profit or loss and equity to changes in variables.

Our response:

Our financial statements have been drawn up in conformity with the IFRS and comply fully with the disclosure requirements of the applicable standards.

In particular, we believe that our existing disclosures relating to the determination of the assumptions that have the greatest effect on the amounts recognized in the financial statements, the effect of changes in assumptions used to measure insurance assets and liabilities, and the sensitivity of profit or loss and equity to changes in variables are, taken as a whole, appropriate.

The disclosures required to comply with the requirements set out in paragraphs 37(c), 37(d) and 39(c) (i) of IFRS 4 are set out in our Form 20-F for the fiscal year ended December 31, 2005, as follows:

Disclosures required under paragraph 37(c) of IFRS 4

Under paragraph 37 (c) of IFRS 4, we are required to disclose the process used to determine the assumptions that have the greatest effect on the measurement of the recognized assets, liabilities, income and expense arising from insurance contracts and the gains and losses recognized in profit or loss on buying reinsurance.

The processes used to determine assumptions are primarily set out in the Section: ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES, set out on pages F-19 to F-26 to our Form 20-F for the fiscal year ended December 31, 2005 as follows:

•	Estimation techniques	F-19 and F-20
•	Uncertainties and contingencies (General)	F-20 to F-23
•	Uncertainties and contingencies (U.S. operations)	F-23 to F-26

In addition, we also set out, where appropriate, the processes in other sections of the Financial Statements, including:

•	Liquidity risk	F-72
•	Insurance risk	F-72
•	Underwriting risk	F-73
•	Casualty insurance risks	F-74
•	Property insurance	F-74
•	Estimation of claims provisions – non asbestos reserves	F-74 to F-75
•	Estimation of claims provisions – asbestos reserves	F-75 to F-77
•	Emerging and legal risks	F-77 to F-78
•	Aggregation of risks	F-78
•	Reinsurance risk	F-78

Disclosures required under paragraph 37(d) of IFRS 4

Under paragraph 37(d) an insurer is required to disclose the effect of changes in assumptions used to measure insurance assets and insurance liabilities, showing separately the effect of each change that has a material effect on the financial statements.

We have specifically addressed this requirement in our Form 20-F, for the fiscal year ended December 31, 2005, on F-21 as follows:

“The Group has exposures to risks in each class of business within each operating segment that may develop and that could have a material impact upon the Group’s financial position in the period in which the development occurs. The geographical and insurance risk diversity within the Group’s portfolio of issued insurance policies make it not possible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgements and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it not being possible to identify individual judgements and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.”

Disclosures required under paragraph 39(c)(i) of IFRS 4

Under paragraph 39 (c)(i) an insurer is required to disclose the sensitivity of profit or loss and equity to changes in variables that have a material effect on them.

As stated above, it is not practicable for us to disclose the effect of changes in assumptions used to measure insurance assets and insurance liabilities, showing separately the effect of each change that has a material effect on the financial statements, as required under paragraph 37 (d) of IFRS 4. It is therefore, not practicable to disclose the quantitative effect of the sensitivity of profit or loss and equity to changes in variables that have a material effect on them. Instead, in accordance with paragraph 39A (b) of IFRS 4, Insurance Contracts, we disclosed the qualitative information (where applicable) about those terms and conditions of insurance contracts that have a material effect on the amount, timing and uncertainty of our future cash flows. This qualitative disclosure is set out in our Form 20-F for the fiscal year ended December 31, 2005 as follows:

•	Estimation techniques	F-19 and F-20
•	Uncertainties and contingencies (General)	F-20 to F-23
•	Uncertainties and contingencies (U.S. operations)	F-23 to F-26
•	Note 28, MANAGEMENT OF RISKS,
	Insurance risk onwards to the end of the section	F-72 to F-79

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As requested, on Royal & SunAlliance’s behalf, I hereby acknowledge that:

(a)	Royal & SunAlliance is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;
(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
(c)	Royal & SunAlliance may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any comments or queries on this matter please do not hesitate to contact me on +44 207 111 7117.

Yours sincerely,

George Culmer
Chief Financial Officer